UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro65(Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of Treasury Share Purchases

SK Telecom Co., Ltd purchased its treasury shares as follows

1.	Date of resolution on acquisition of treasury shares : September 24, 2015

2.	Period of purchases : From September 30, 2015 through December 11, 2015

3.	Details of purchases

(1)	Number and type of shares : 2,020,000 common shares

(2)	Aggregate purchase price : Won 489,311,109,000

(3)	Average purchase price per share : Won 242,233 per share

4.	Status of treasury share holdings after purchases

Type of shares	Number of shares	Total value (millions of Won)	Percentage of issued shares (%)
Common Shares	10,136,551	2,260,625	12.55

5.	Holdings of the largest shareholder before and after purchases

Type of shares	As of September 24, 2015	As of December 11, 2015	Changes
Common shares	20,363,425	20,363,425	—
Preferred shares	—	—	—

Total	20,363,425	20,363,425	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Yong Hwan Lee
(Signature)
Name:	Yong Hwan Lee
Title:	Senior Vice President

Date: December 16, 2015

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